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                                                                    EXHIBIT 99.5

                                                           [English Translation]
                                                                    July 4, 2004


                              Hanaro Telecom, Inc.

                      Lease of Real Estate from Shareholder

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

1. Name (Name of Lesser)                                                  Dacom Corporation
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   - Relationship with the Company                                           Shareholder
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2. Details of Lease
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   a. Date of Lease                                                          July 4, 2003
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   b. Real Estate subject to Lease                                              Building
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   c. Location                                                         1145-8, -7 Choryang-dong,
                                                                      Dong-ku, Pusan-shi, Korea
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   d. Specifics of Lease           Period of Lease                   July 1, 2003 - June 30, 2004
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                                   Deposit (KRW)                                              1,000,076,000
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                                   Rent (KRW)                                                     5,575,970
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3. Purpose of Lease                                                           Facilities
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4. Date of Decision (Resolution Date of Board of                             July 4, 2003
Directors)
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  - Presence of Outside Director(s)                                               -
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  - Presence of Auditor(s)                                                        -
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5. Applicability of Fair Trade Act                                                No
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                                                             - The rent is a monthly maintenance fee.
                                                             - The date of decision is the date of the
                                                             contract signed.
6. Others                                                    - The lease contract shall be deemed to be
                                                             automatically renewed for a year under the
                                                             same terms and conditions unless there is a
                                                             notice of termination at least 6 months prior
                                                             to the expiration of the contract.
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